UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	____	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated September 24, 2013 entitled “Arcos Dorados prices private placement of its 6.625% Senior Notes due 2023”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: September 25, 2013

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS PRICES PRIVATE PLACEMENT
OF ITS 6.625% SENIOR NOTES DUE 2023

BUENOS AIRES, Argentina, September 24, 2013 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), announced today the pricing of US$375,000,000 aggregate principal amount of 6.625% Senior Notes due 2023 to be issued by the Company (the “Notes”). The Notes will be issued at a price of 100.909%. The Notes mature on September 27, 2023 and will be guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries.  The Notes were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-US persons in accordance with Regulation S under the Securities Act.

The Company also expects to issue an additional US$98,225,000 aggregate principal amount of Notes (which are expected to be fully fungible with and trade under the same CUSIPs as the Notes that were priced today) in exchange for Arcos Dorados B.V.’s outstanding 7.50% Senior Notes due 2019 (the “2019 Existing Notes”) pursuant to the Company’s previously announced exchange offer (the “Exchange Offer”).

The settlement of the Notes offering (including any Notes issued pursuant to the Exchange Offer) is expected to take place on September 27, 2013, subject to customary closing conditions.

The proceeds from the Notes offering will be used by the Company to pay the principal and premium in connection with the Company’s previously announced tender offer to purchase any and all of the 2019 Existing Notes, to repay certain short-term and other indebtedness, to unwind a cross-currency interest rate swap and for general corporate purposes (including possible capital expenditures depending on cash availability at year-end).

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor will there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction. The Notes and related guarantees have not been registered under the Securities Act, or any applicable state securities laws, and will be offered only to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. Unless so registered, the Notes and related guarantees may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and any applicable state securities laws.

Any offer or sale of Notes in any Member State of the European Economic Area which has implemented Directive 2003/71/EC (as amended, the “Prospectus Directive”) must be addressed to “Qualified Investors” (as defined in the Prospectus Directive).

About Arcos Dorados

Arcos Dorados is the world's largest McDonald's franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 1,971 McDonald’s-branded restaurants with over 90,000 employees serving approximately 4.3 million customers a day, as of June 2013.

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Investor Relations Contact

Sofia Chellew
sofia.chellew@ar.mcd.com
T: +54 11 4711 2515

Cautionary Statement About Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Company’s Notes offering and its intended use of proceeds therefrom. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Arcos Dorados’ filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.